Exhibit 12 to 2002 10-Q

CONVERGYS CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions)

For the Nine
Months Ended
Earnings:	September 30, 2002

Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$276.6
Adjustment for undistributed (income)/losses of partnerships	(1.3)
Interest expense	9.0
Portion (1/3) of rental expense deemed interest	29.4

Total earnings	$313.7

Fixed Charges:

Interest expense	$9.0
Portion (1/3) of rental expense deemed interest	29.4

Total fixed charges	$38.4

Ratio of Earnings to Fixed Charges	8.17